Exhibit 1


                   GIVEN IMAGING ANNOUNCES FIRST QUARTER 2004
                                FINANCIAL RESULTS

             - A Record 19,000 Capsules Sold In the First Quarter -
             - Sales increase by 47.8% over First Quarter of 2003 -

Yoqneam, Israel, May 4, 2004 - Given Imaging Ltd. (NASDAQ:GIVN) today announced first quarter results for the period ended March 31, 2004.

Worldwide sales of the Given(R) Diagnostic System and M2A(R) capsule reached record sales of $12.7 million in the first quarter of 2004, a 47.8% increase over sales in the first quarter of 2003. Gross profit was a record 70.7% of revenues compared to 67.2% in the first quarter of 2003. Net loss for the first quarter was $0.6 million or $(0.02) per share, a substantial improvement compared to a net loss of $3.6 million or $(0.14) per share in the first quarter of 2003. Cash balances remained at the same level as the beginning of the quarter totaling $25.3 million.

"During the first quarter of 2004, the number of individuals in the United States eligible for reimbursement of suspected Crohn's disease diagnosis grew to 69 million, more than double the number at the end of 2003, and compared to 2 million covered lives in the first quarter of 2003. This is the result of a significant number of insurance companies amending existing policies or issuing new policies, through recognition of the value of Capsule Endoscopy in these disease areas," said Gavriel D. Meron, President and CEO of Given Imaging. "We believe this
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momentum will support our efforts to penetrate this large segment of patients with or presenting symptoms of this chronic ailment."

First Quarter 2004 Revenue Analysis

The geographic breakdown of first quarter 2004 sales is as follows:

(Millions of U.S. dollars)
United States          $8.8
Europe and ROW         $3.9

During the quarter, worldwide reorders of M2A capsule sales grew to approximately 17,600, and total capsules sold reached a record 19,000, 85% higher than the first quarter of 2003. Sales of Given(R) Diagnostic Systems totaled 134 for the first quarter of 2004, with 91 systems sold in the United States. In the first quarter of 2003, the company sold 161 systems with 86 systems sold in the United States.

First Quarter Highlights

During the first quarter, Given Imaging accomplished the following milestones:

-    Reimbursement Expansion:

     U.S:

     o Cigna HealthCare Plan issued a reimbursement policy for capsule endoscopy. This policy covers both bleeding and suspected Crohn's indications for its 11.5 million members.

     o Aetna expanded its reimbursement policy for Capsule Endoscopy for its 13 million members to include the initial diagnosis of suspected Crohn's disease following inconclusive conventional tests.

     o Blue Cross and Blue Shield insurers in several states expanded reimbursement coverage of Capsule Endoscopy to the initial

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          diagnosis of suspected Crohn's disease covering a total of 13.1 million individuals.

     o Palmetto GPA, the Medicare carrier for the states of Ohio and West Virginia, expanded reimbursement coverage for Capsule Endoscopy as a primary procedure in the evaluation of suspected Crohn's disease for its 2.2 million members.

     o John Deere Health Plan began coverage for its 530,000 members for Capsule Endoscopy as a first line tool for patients with persistent symptoms following negative upper and lower endoscopy.

     o To date more than 220 million people worldwide have reimbursable access to Capsule Endoscopy, compared to just 100 million at the end of the first quarter of 2003. Of these, 93 million are covered for expanded indications, compared to 12 million as of the end of the first quarter of 2003. In the United States, 163 million lives now have coverage for Capsule Endoscopy, compared to 82 million as of the end of the first quarter of 2003. Of these, 69 million lives now have coverage for expanded indications, primarily suspected Crohn's disease, compared to only 2 million as of the end of the first quarter of 2003.

-    Regulatory and New Products

     o Data from the first clinical study of Given Imaging's new Esophageal Capsule in 17 patients with acid reflux symptoms was presented at the 3rd International Conference on Capsule Endoscopy (ICCE) in Miami. Results of the study showed the Esophageal Capsule to be comparable to conventional endoscopy.

     o Application for approval for marketing the Given Diagnostic System and M2A Capsule Endoscope in Japan was submitted to the Japanese Ministry of Health, based on favorable results from clinical trials with 60 patients.

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

     o Given Imaging received clearance to market the Pediatric Accessory Kit and Pediatric DataRecorder in the U.S. to facilitate pediatric use of the M2A Capsule Endoscope.

-    3rd International Conference on Capsule Endoscopy

     o More than 300 gastroenterologists from 30 countries attended the Third International Conference on Capsule Endoscopy (ICCE) in Miami FL in March at which more than 90 oral and poster presentations on Capsule Endoscopy were included. Among the highlights were:

          o Several clinical studies concluding that Capsule Endoscopy should be used as a first-line diagnostic tool in patients with suspected Crohn's disease.

          o An economic outcomes study by Institute for Medical Outcome Research GmbH (IMOR) which determined that using M2A Capsule Endoscopy as a first-line diagnostic tool is cost-saving from the perspective of the third party payer.

          o Studies of more than 700 patients that were referred for small bowel bleeding and other small bowel pathology showed a 6 - 9% range of incidence of small bowel tumors, a significantly higher percentage than previously thought.

-    Corporate Developments

     o    Shares of Given Imaging began trading on the Tel Aviv Stock Exchange
          (TASE) as of March 25, 2004. The Tel Aviv listing is in addition to the NASDAQ listing. Given Imaging shares were added as of May 2, 2004 to the Tel-Aviv 25 Index, which is comprised of the top 25 companies in market cap traded on this exchange.

     o Manfred Gehrtz was appointed as Corporate Vice President, and General Manager for Europe.

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

Results of the 2004 Annual Shareholders Meeting

At the company's 2004 Annual Shareholders Meeting held on May 3, 2004, in Yoqneam, Israel. Over 81% of the outstanding shares of the company were voted and all eight proposed resolutions were approved. The proposals were as follows:
(i) to reelect all current non-outside directors of the company, (ii) to reelect the two outside directors of the company for one additional three-year term;
(iii) to increase the number of ordinary shares under the 2003 stock option plan by additional 1 million shares, (iv) to increase the company's authorized share capital and to amend its memorandum and articles of association to reflect such increase, (v) to approve the compensation for the directors of the company, (vi) to approve the compensation for the president and chief executive officer of the company, (vii) to approve indemnification agreements and extension of insurance coverage for certain directors of the company, and (viii) to appoint the firm of Somekh Chaikin, a member of KPMG International, as the independent auditors of the company and authorize the company's board of directors (based on the audit committee's recommendation) to determine their remuneration.

First Quarter Webcast Information

Given Imaging will host a conference call tomorrow, Wednesday, May 5, 2004, at 9:00 am Eastern Time to discuss first quarter 2004 results. The conference call will be webcast through the Company's website www.givenimaging.com.

About Given

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly and effective methods for diagnosing gastrointestinal disorders. The company's flagship technology platform is the Given(R) Diagnostic System, featuring the M2A(R) Capsule Endoscope, a disposable, miniature video camera contained in a capsule which is ingested by the patient. The M2A(R) Capsule Endoscope, established as the gold standard for diagnosis of diseases of the small bowel, is the first product of the M2A(R) Capsule Endoscopy platform. The patient-friendly M2A Capsule Endoscope is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 100,000 patients worldwide. A capsule endoscope for visual examination of the esophagus is currently in clinical trials and capsules for visualization of the stomach and colon are under development. Given Imaging has also developed and currently markets in Europe the M2A(R) Patency System, a novel method for detecting obstructions in the gastrointestinal tract using a naturally ingestible, dissolvable

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

capsule. Given Imaging's headquarters, manufacturing and R&D are located in Yoqneam, Israel, it has direct sales and marketing operations in the United States, Germany and France, and local offices Tokyo, Madrid and Sydney. For more information, visit http://www.givenimaging.com

This press release contains forward-looking statements about Given Imaging, including projections about our visibility in the investment community, diversification of our shareholder base, and increases in the trading volume of our shares within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                            (Financial tables follow)

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

                         Given Imaging Ltd. and its Consolidated Subsidiaries
                                      Consolidated Balance Sheets
                               U.S. $ in thousands except per share data

                                                                          March 31,       December 31,
                                                                            2004              2003
                                                                        ------------      ------------
                                                                         (Unaudited)        (Audited)
                                                                        ------------      ------------
 Assets

 Current assets
 Cash and cash equivalents                                                  $ 25,340          $ 25,367
 Accounts receivable:
   Trade                                                                       6,920             6,945
   Other                                                                         707               467
 Inventories                                                                   8,389             8,485
 Prepaid expenses                                                              1,441             1,361
 Advances to suppliers                                                           362                 -
                                                                        ------------      ------------

 Total current assets                                                         43,159            42,625
                                                                        ------------      ------------

 Deposits                                                                        362               361

 Assets held for severance benefits                                            1,046             1,008

 Fixed assets, at cost, less accumulated depreciation                          9,458             9,595

 Other assets, at cost, less accumulated amortization                          1,935             1,980
                                                                        ------------      ------------

 Total Assets                                                               $ 55,960          $ 55,569
                                                                        ============      ============

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                      $     15          $     27
Accounts payable
  Trade                                                                        3,749             2,216
  Other                                                                        3,398             4,462
Deferred revenue                                                                 874               950
                                                                        ------------      ------------
Total current liabilities                                                      8,036             7,655
                                                                        ------------      ------------

Long-term liabilities
Obligation under capital lease, net                                               57                 4
Liability for employee severance benefits                                      1,233             1,188
                                                                        ------------      ------------
Total long-term liabilities                                                    1,290             1,192
                                                                        ------------      ------------
Total liabilities                                                              9,326             8,847
                                                                        ------------      ------------

Minority interest                                                              1,737             1,924
                                                                        ------------      ------------

Shareholders' equity                                                          44,897            44,798
                                                                        ------------      ------------

Total liabilities and shareholders' equity                                  $ 55,960          $ 55,569
                                                                        ============      ============

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

                                 Given Imaging Ltd. and its Consolidated Subsidiaries
                                         Consolidated Statements of Operations
                                       U.S. $ in thousands except per share data

                                                                   Three month period ended
                                                                           March 31,                    Year ended
                                                              -------------------------------------    December 31,
                                                                    2004               2003                2003
                                                              -----------------   -----------------   ----------------
                                                                 (Unaudited)         (Unaudited)         (Audited)
                                                              -----------------   -----------------   ----------------
Revenues                                                              $ 12,751            $ 8,629            $ 40,539
Cost of revenues                                                         3,736              2,827              13,551
                                                              -----------------   -----------------   ----------------

Gross profit                                                             9,015              5,802              26,988

Operating expenses

Research and development, net                                           (1,621)            (1,834)             (5,734)
Sales and marketing expenses                                            (7,019)            (6,521)            (26,804)
General and administrative expenses                                     (1,208)            (1,366)             (5,312)
                                                              -----------------   -----------------   ----------------

Total operating expenses                                                (9,848)            (9,721)            (37,850)
                                                              -----------------   -----------------   ----------------

Operating loss                                                            (833)            (3,919)            (10,862)
Financing income, net                                                       61                228                 995
                                                              -----------------   -----------------   ----------------

Loss before taxes on income                                               (772)            (3,691)             (9,867)
Taxes on income                                                              -                  -                   -
                                                              -----------------   -----------------   ----------------

Loss before minority share                                                (772)            (3,691)             (9,867)

Minority share in losses of subsidiary                                     187                 68                 258
                                                              -----------------   -----------------   ----------------

Net loss                                                                $ (585)          $ (3,623)           $ (9,609)
                                                              =================   =================   ================

Basic and diluted loss per Ordinary share                              $ (0.02)           $ (0.14)            $ (0.38)

                                                              =================   =================   ================
Weighted average number of Ordinary shares
 outstanding used in basic and diluted loss per
 Ordinary share calculation                                         25,694,571         25,375,513          25,493,073
                                                              =================   =================   ================

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